May 17, 2006

Mail Stop 4561

Mr. Melvin S. Cook
Chairman and President
Holobeam, Inc.
217 First Street
P.O. Box 287
Ho-Ho-Kus, NJ 07423

Re: Holobeam, Inc.
        Form 10-K for the year ended September 30, 2005
        Form 10-Q for the quarter ended December 31, 2005
        File No. 0-03385

Dear Mr. Cook:

        We have reviewed your response letter dated May 2, 2006 and related
amendments and have the following additional comments. These comments require
amendment to the referenced filings previously filed with the Commission. In some of
our comments we ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended September 30, 2005

Financial Statements

Independent Accountant's Report, page 26

1.   In light of your financial statement restatement, please amend to include an
        updated accountant's report.

Note 2 – Income Taxes, page 35

2.   We are unable to locate the revisions that you indicated to us would explain in sufficient detail the adjustments for timing differences categorized under "other". Please revise or advise us.

Item 9A – Controls and Procedures, page 48

3.   The material error detected with respect to the recording of an additional minimum pension liability may indicate one or more material weaknesses in your disclosure controls and procedures. Please tell us how this material error has affected your conclusion regarding the effectiveness of the design and operation of your disclosure controls and procedures. If you still maintain that your disclosure controls and procedures were operating effectively as of September 30, 2005, revise to disclose in reasonable detail the basis for your conclusion that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Please make conforming changes to the Form 10-Q/A for the quarter ended December 31, 2005.

4.   We note your disclosure that "there were no significant changes in internal controls or in other factors that could materially affect these controls subsequent to the date of their evaluation, except for the appointment of the new Treasurer and Board Member, Ralph A. Fredericks, due to the death of William Hackett." Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred subsequent to year end that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please make conforming changes to the Form 10-Q/A for the quarter ended December 31, 2005.

Certifications, Exhibit A

5.   Revise to include the latest form of certification as last amended June 2003 and effective August 2003. See Item 601(b)(31) of Regulation S-K. Please note that the certifications must be signed in a personal capacity. In that regard, revise your certifications to exclude the title of the certifying individual from the opening sentence. Please also note that the certifications must be signed by the principal executive and financial officers or persons performing similar functions as of the date of the filing. Finally, file the certifications as exhibits to the respective periodic report and make conforming changes to the Form 10-Q/A for the quarter ended December 31, 2005.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief